SUB-ITEM 77(H)
CHANGES IN CONTROL OF REGISTRANT

In the month of March, 2017, TD Ameritrade Inc acquired control due to ownership of greater than 25% of Exceed Defined Shield Index Fund's (the "Fund") outstanding shares. TD Ameritrade Inc owned 26.2% of the Fund and thus controlled the Fund as of that date.